UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            Form 10-SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       STAT SOFTWARE, INC.
                   --------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           76-0702680
      -----------------                  ------------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


                      2061 East Sahara Avenue
                      Las Vegas, Nevada 89104
                    -----------------------------
              (Address of principal executive offices)

            Issuer's telephone number:  (702) 732-2744


Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered

-------------------------------    ------------------------------
-------------------------------    ------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share

                         TABLE OF CONTENTS

Part I                                                                  3

 Item 1.  Description of Business                                       3
 Item 2.  Management's Plan of Operation and Analysis of Results
       of Operations and Financial Condition                            6
 Item 3.  Description of Property                                       8
 Item 4.  Security Ownership of Certain Beneficial Owners and
       Management                                                       9
 Item 5.  Directors and Executive Officers, Promoters and Control
       Persons                                                          9
 Item 6.  Executive Compensation                                       11
 Item 7.  Certain Relationships and Related Transactions               11
 Item 8.  Description of Securities                                    12

Part II                                                                14

 Item 1.  Market for Common Equity and Related Stockholder Matters     14
 Item 2.  Legal Proceedings                                            14
 Item 3.  Changes in and Disagreements with Accountants                14
 Item 4.  Recent Sale of Unregistered Securities                       15
 Item 5.  Indemnification of Directors and Officers                    16

Part F/S                                                               17

Part III                                                               30

 Item 1.  Index to Exhibits                                            30

SIGNATURES                                                             31

                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

                              Part I

Item 1.  Description of Business

Business Development

  We were incorporated in the State of Nevada on June 13, 2002, under the name STAT Software, Inc. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

  We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

  Since our formation, our efforts had been devoted primarily to startup and development activities, which include the following:

1.   Formation of the Company and obtaining start-up capital;
2.   Obtaining capital through sales of our common stock;
3. Developing our corporate hierarchy, including naming directors to our board, appointing our executive officers and setting forth a business plan; and
4.   Developing our information technology consulting services.

  We  are  a  start-up  company with a limited  operating  history.
From our inception to July 31, 2003, we generated $15,750 in revenues and have accumulated losses in the amount of $53,297. We cannot guarantee you that we will be able to increase sales of our services and to attain profitability. Our profitability could be affected by risks such as market acceptance and penetration of our services and our ability to cost-effectively market and distribute our services.

Business of Issuer

Principal Products and Principal Markets

  We are an information technology consulting, development and research firm. We provide information technology consulting services such as internet and software development services, as well as technology-related business research and testing services to small- and medium-sized business.

  We  design,  build  and  maintain custom financial  and  business automation software applications for companies in the Southern Nevada market. Our software enhances a client's existing processes and facilitates movement into computer- and network-based systems. Our software is designed to streamline business operations and more efficiently and flexibly manage information, by horizontally installing customized hardware and software solutions to minimize customer risk, network outages and exposure of customer information. In addition to designing and building applications, we also perform back office development for companies and organizations, as well as integration of third-party software, as necessary. Our key initial product and service categories include:

*    Custom financial and office automation software,
*    Secure off-site access to office information and services,
*    Installation and maintenance of customer on-site services,
*    Training customers to use applications for greater efficiency,
*    24-hour support services,
* Integrating third party software solutions to solve office problems and
*    Computer and information technology consulting.

  The emergence of information technology services into the corporate business model has provided opportunities for small-to medium-sized businesses to streamline operations in order to compete on a level plane with larger companies. Sophisticated information technologies allow smaller companies to compete and integrate their services with the same information, the same speed, but with more nimbleness than larger and more cumbersome and multi-layered companies are able to. We intend to focus our efforts on marketing our services and products to these small- and medium-sized companies.

  Since our formation, we have realized $15,750 in revenues from the services and products we provide. However, we have a limited operating history and may be unable to generate market acceptance for our services and products or to cost-effectively complete and provide our services and products. We cannot assure you that we will be successful in addressing these risks. Failure to do so may force us to cease our operations.

Distribution Methods of Our Products

  We believe that building awareness of STAT Software is important in expanding our customer base. We currently advertise over the Internet via our website at www.statsoftware.net. We are also reliant upon referrals from past and current customers, as well as from personal and professional contacts of our management and independent contractors.

  We cannot assure you that we will be successful in attracting new customers, or retaining the future business of existing customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

Competitive   Business  Conditions  and  the  Issuer's  Competitive
  Position

  We offer a range of services for business computing. The information technology industry is very competitive and highly fragmented and is characterized by pressures to incorporate new capabilities, accelerate job completion schedules and reduce prices. We face competition from a number of sources, including large software and consulting firms and other information technology service providers.

  We believe that the principal competitive factors pervading in the market include:

1.   breadth and integration of service offerings,
2.   cost and quality of service,
3.   client relationships,
4.   technical knowledge and creative skills,
5.   reliability,
6.   ability to attract and retain quality professionals,
7.   brand recognition
8.   reputation and
9.   vertical industry knowledge.

  Some of our competitors and potential competitors have longer operating histories, longer client relationships and greater financial, management, technology, development, sales, marketing and other resources than we do. Competition depends to a large extent on clients' perception of the quality and creativity as well as the technical proficiency of our information technology services and those of our competitors. To the extent we lose clients to our competitors because of dissatisfaction our services, or if our reputation is adversely impacted for any other reason, our future operating performance could be materially and adversely affected.

Government Approval of Principal Products or Services

  To the best of our management's knowledge, our products and services do not require government licensing or approval.

Effect of Existing or Probable Government Regulations

  We believe that we are in compliance with, and will be able to comply, in all material respects, with laws and regulations governing our operations. However, due to concerns arising in connection with the increasing popularity and use of the Internet, a number of laws and regulations may be adopted covering issues such as user privacy, pricing, characteristics, acceptable content, taxation and quality of products and services. Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified or new laws enacted, in the future. Any of the foregoing developments could have a adversely affect our financial condition.

Employees

  We do not have any employees. Instead, we presently rely on the efforts of our directors and executive officers. Our Douglas P.
Condie, our President, Michael L. Kelley, our Vice-President, Richard B. Vincent, our Treasurer and Mary Anne Miller, our Secretary, each devotes an average of 20-40 hours per month to our operations, as may be required. In addition, significantly all of our services and products are provided and developed by two independent contractors who receive payment on a per-project basis. We believe that our operations are currently on a small scale that is manageable by these individuals.

Reports to Security Holders

Annual Reports

  We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.

Periodic Reports with the SEC

  As of the date of this registration statement, we have not been filing periodic reports with the SEC. However, the purpose of this registration statement is to become a fully reporting company on a voluntary basis. Hence, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

Availability of Filings

  You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2. Management's Plan of Operation and Analysis of Results of Operations and Financial Condition

  We were incorporated on June 13, 2002, and have not yet begun our planned principal operations. Our efforts to date have focused primarily on recruiting independent contract labor and on the development of biometric security products, inventory database applications and secure on-line education products for the judicial system.

  We generated $15,750 in revenues from our inception on June 13, 2003 to July 31, 2003. These revenues were derived from sales of our information technology services and software products. During the seven months ended July 31, 2003, we generated $13,500 to revenues.

  Total expenses since our inception to July 31, 2003 were $69,047. Approximately $25,750 of that amount is attributable to contract labor costs and $17,500 in consulting fees. For the seven month period ended July 31, 2003, total expenses were $34,108, of which $23,500 consisted of contract labor costs.

  Resultantly, we incurred a net loss of $53,297 since our inception to July 31, 2003 and $20,608 during the seven months from January 1, 2003 to July 31, 2003.

  Since our incorporation, we have raised capital through sales of our common equity. Please refer to Part II, Item 4 "Recent Sales of Unregistered Securities" on page 15 for information on these issuances. All told, we raised $50,700 in cash from sales of our common stock. We believe that our cash on hand as of July 31, 2003 of $48,630 is sufficient to continue operations for the next at least 12 months without significant increases in revenues or additional capital infusions. However, if our costs of operations increase unexpectedly, we may need to raise additional capital by issuing equity or debt securities in exchange for cash. There can be no assurance that we will be able to secure additional funds in the future to stay in business. Our principal accountants have expressed substantial doubt about our ability to continue as a going concern because we have limited operations and have not commenced planned principal operations.

  Our management does not expect to incur costs related to research and development. We do expect to encounter costs for the development of software for our clients on a per project basis.

  We currently do not own any significant plant or equipment that we would seek to sell in the near future.

  Our management does not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our officers and directors appear sufficient at this time. We believe that our operations are currently on a small scale that is manageable by a few individuals. We intend to hire independent contractors to assist with software development and service fulfillment. We currently utilize the services of two such contractors. These contractors are not expected to be paid salaries; instead they will be paid on a contract basis as work is completed. Thus, these individuals are not intended to be employees of our company.

  We have not paid for expenses on behalf of any of our directors. Additionally, we believe that this fact shall not materially change.

Risk Factors

We may be unable to continue as a going concern if we fail to generate sufficient revenues and/or fail to obtain additional capital.

  We are a development stage entity with limited operations. For the period from our date of incorporation on June 13, 2002 to July 31, 2003, we have incurred a total loss of $53,297 on revenues of $15,750. We will not be profitable until we establish a broader customer base for our products and derive substantial revenues from our sales. We expect to continue to lose money unless we are able to generate sufficient revenues and cash flows or obtain adequate funding through external offerings of our equity or debt. There are no assurances that we will be able to generate sales or that additional financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available, the value of our Company's common shares will be negatively affected and could result in the loss of your entire investment.

  The financial statements present elsewhere in this registration statement do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

The market for our products is uncertain and may not develop.

  The market for the development of information technology services for small- to medium-companies has only recently begun, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Since we expect to derive substantially all of our revenues in the foreseeable future from the licensing and support of custom information technology solutions, our future is highly dependent on the acceptance of small to medium companies of computer technology. The utilization and acceptance of computer solutions will require a new way of conducting business and processing and utilizing information.

  In addition, most of our current and potential customers have limited or no experience in the utilization of computer technologies. There can be no assurance that the market for the development and design of customized business applications will continue to emerge or become sustainable. If the market fails to develop or develops more slowly than expected, we may not be able to attract sufficient customers to continue our operations. There can be no assurance that our customers will be satisfied with the creation of their business applications or that the customer will continue to pay maintenance fees. In addition, the effectiveness of the business application is dependent upon data provided by the customer. Further, there can be no assurance that customers will determine the usage of our products and services which currently comprise a large portion of our revenues.

Our business model is unproven.

  Our primary business model is to generate revenues by designing and developing custom business applications and providing access to financial and business information over secure network connections. The profit potential of our business model is unproven, and, to be successful, we must, among other things, develop and market solutions that achieve broad market acceptance and recognition by its customers. There can be no assurance that our products and services will achieve broad market acceptance. Furthermore, there is intense competition among developers of customized applications and a variety of related pricing models have developed, making it difficult to project future levels of revenues and applicable gross margins that can be sustained by us. Accordingly, no assurance can be given that our business model will be successful or that it can sustain revenue growth and maintain sufficient gross margins. No assurance can be given that our products and services will achieve market acceptance by consumers and or businesses or provide acceptable gross margins.

Our management is involved with other business activities, which could reduce the time they allocate to our operations.

  Our operations depend substantially on the skills and experience of each of our officers and directors. Without employment contracts, we may lose any of our officers and directors to other pursuits without a sufficient warning and, consequently, go out of business.

  Our officers and directors are each involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between STAT Software and his or her other business interests. We have not formulated a policy for the resolution of such conflicts.

Unauthorized use of our intellectual property may limit our ability to establish a recognizable brand.

  From time to time, we may discover products that are counterfeit reproductions of our products or that otherwise infringe upon any existing or potential proprietary rights held by us. If we are unsuccessful in challenging a party's products, continued sales of these products by that or any other party could adversely impact our brand, result in the shift of consumer preference away from us and limit our revenue generating capabilities. We cannot assure you that actions taken by us to establish and protect our proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violating of our proprietary rights. In addition, we could incur substantial costs in legal actions relating to our use of intellectual property or the use of our intellectual property rights by others.

There is no public market for our stock.

  There is no public market for our common stock. Our common stock is currently not quoted on any exchanges and our stock is held in a small community of shareholders. Therefore, the market for the common stock is limited. However, we expect to undertake steps that would create a publicly traded market for our float stock and thus enhance the liquidity of our shares. However, we cannot assure you that a meaningful trading market will develop. We make no representation about the value of our common stock.

  We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step to have our stock listed on the National Association of Securities Dealers Over-the-Counter Bulletin Boardr, and thereby creating a publicly traded market for our stock. Concurrently, we have filed through a licensed market maker, an information statement prepared in accordance with Rule 15c2-11 of the Securities Exchange Act of 1934, in an effort to obtain listing on the OTCBBr.

  If our stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant web site customers, changes in earning estimates by analysts, announcements of technological innovations or new products by us or our competitors, general conditions in the information technology industry, and other events or factors, many of which are beyond our control. In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to ours, which have been unrelated to the operating performance of these companies. These market fluctuations may have a material adverse effect on the market price of our common stock if it ever becomes tradable.

Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

  We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Item 3.  Description of Property

Description of Property

  STAT Software, Inc. has its headquarters in Nevada. Our mailing address is STAT Software, Inc., 2061 East Sahara Avenue, Las Vegas, NV 89104, phone: (702) 732-2744, and fax: (702) 734-6778. This office space is provided at no cost to us by Richard Vincent, an officer and director of our Company.

  There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use. We believe that this arrangement is suitable given the nature of our current operations, and also believe that we will not need to lease additional administrative offices for at least the next 12 months.

Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.   Security  Ownership  of Certain  Beneficial  Owners  and
Management

Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth as of July 31, 2003 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS             AMOUNT AND    % OF
  CLASS           OF BENEFICIAL OWNER            NATURE OF     CLASS
                                                 BENEFICIAL
                                                   OWNER
------------------------------------------------------------------------
Common       Michael Kelley, Vice-President(1)   1,255,000    29.09%
Stock

Common       Richard Vincent, Treasurer(1)       1,205,000    27.93%
Stock

Common       Douglas Condie, President(1)         690,000     15.99%
Stock

Common       Mary Anne Miller, Secretary(1)       430,000     9.97%
Stock
------------------------------------------------------------------------
             Officers and Directors as a Group   3,580,000    86.60%
                                               -------------------------
Footnotes:

(1) The address of officers and directors in the table is c/o STAT Software, Inc., 2061 East Sahara Avenue, Las Vegas, NV 89104.

Change in Control

  No arrangements exist that may result in a change of control of STAT.

Item  5.   Directors and Executive Officers, Promoters and  Control
Persons

  The following table sets forth certain information with respect to each of our executive officers or directors.


    NAME     AGE         POSITION           PERIOD SERVING   TERM
------------------------------------------------------------------------
Douglas P.    34        President           June 2003-2004    1 year(1)
Condie

Michael L.    51        Vice-President      June 2003-2004    1 year(1)
Kelley

Richard B.    63        Treasurer           June 2003-2004    1 year(1)
Vincent

Mary Anne     53        Secretary           June 2003-2004    1 year(1)
Miller


Footnotes:

(1) Directors hold office until the next annual stockholders' meeting to be held in 2004 or until a successor or successors are elected and appointed.

Directors, Executive Officers and Significant Employees

  Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years:

  Douglas P. Condie, President, a graduate of BYU, with a degree in physics, mathematics and Japanese has been designing and developing customized accounting/database applications for small to medium companies in the travel, transportation and professional services since 1995. From 1995 to 2001, Mr. Condie was employed with Japan Travel Bureau International. Douglas started a sole proprietorship as an independent contractor in 1997 specializing in database application for the healthcare and outpatient counseling industries and has been the major developer for numerous web-based and company specific computer applications. From 1998 to the present, Mr. Condie has been working with Legal Rehabilitiation Services. From 1999 to 2003, has worked with Interstate Records. Since 2001, Mr. Condie has been employed at DPN, Inc., a subsidiary of Fidelity Insurance, which entails remote and on-site clients in the real estate industry.

  Michael L. Kelley, Vice-President, graduated in 1972 from Southern Utah State University with a degree in Education. After returning to Southern Nevada from college, he worked for the Clark County Juvenile Court as a senior supervisor for the Spring Mountain Youth Camp from 1972 to 1978. Relocating to San Francisco, CA in 1979, Mr. Kelley was employed for two years as a contract compliance officer for the Mayor's Office of Employment and Training. Returning to Southern Nevada in 1981, he began working and investing for himself in various business projects, including: purchasing and managing real estate properties, opening and operating a pizza restaurant. Mr. Kelley was a president of the Black Mountain Golf and Country Club in 1997. Since 2001, he has been conducting marketing activities for Legal Rehabilitation Services.

  Richard B. Vincent, Treasurer, graduated from UNLV and is a licensed Social Worker and licensed Counselor. Mr. Vincent was employed by the Clark County Juvenile Court from 1968 to 1986. During that period, he held administrative positions. Mr. Vincent was employed by Comprehensive Care Corporation, a NYSE company, from 1988 to 1996 as a hospital administrator and vice-president of operations. Mr. Vincent founded Legal Rehabilitation Services, a behavioral health out-patient clinic, in 1997, and is currently the CEO and owner.

  Mary Anne Miller, Secretary, a native of Henderson, Nevada, graduated from California State University, Chico with a degree in Education, before moving to New York City. From 1980 to 1985, she worked in the advertising industry in Manhattan. From 1979 to 1981, she worked in a large commercial photography lab in the capacity of expeditor between the lab and the client and later as a sales representative manager of a sales force of 10 people. She then became a print ad retouching manager of that studio in 1982. She also purchased and remodeled a historic property, The Stone House Cafe, and Art Gallery, which she developed into an award-winning gourmet restaurant and art gallery in Litchfield, Connecticut. Ms. Miller, since 2000, has been self-employed independent facilitator for Domestic Violence Counseling Courses at Legal Rehabilitation Services.

Family Relationships

  None.

Item 6.  Executive Compensation

Remuneration  of  Directors,  Executive  Officers  and  Significant
  Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

                         Summary Compensation Table

                        Annual                               Long-Term Compensation
                     Compensation
                    -------------------            ------------------------------------------
  Name and          Year  Salary  Bonus   Other    Restricted   Securities  LTIP     All
  Principal                               Annual   Stock        Underlying  Payouts  Other
  Position                                Compens  Awards       Options              Compens
                                          ation                                      ation
                           ($)     ($)     ($)      ($)           (#)        ($)      ($)



Douglas P. Condie   2003    -       -       -        -             -          -        -
   President        2002    -       -       -        -             -          -        -


Michael L. Kelley   2003    -       -       -        -             -          -        -
 Vice-President     2002    -       -       -        -             -          -        -

Richard B. Vincent  2003    -       -       -        -             -          -        -
   Treasurer        2002    -       -       -        -             -          -        -


Mary Anne Miller    2003    -       -       -        -             -          -        -
   Secretary        2002    -       -       -        -             -          -        -



Directors' Compensation

  We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers' Compensation

  Since our incorporation, we have not entered into employment agreements with any of our officers, directors or employees. Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed. We do not currently have plans to pay any compensation to our officers or directors until such time as we are cash flow positive.

Stock Option Plan And Other Long-term Incentive Plan

  We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions

  On June 13, 2002, we issued 1,320,000 shares of our $0.001 par value common stock as founders' shares to Douglas Condie, Michael Kelley, Mary Anne Miller and Richard Vincent, all of whom are officers and directors, in exchange for subscriptions receivable in the amount of $20,000. The shares were distributed equally among the four individuals.

  On June 13, 2002, we issued 825,000 shares of our common stock to Michael Kelley and 330,000 shares to Douglas Condie, both of whom are our officers and directors, in exchange for consulting services rendered in the amount of $17,500. These consulting services include, without limitation:

1.   Formation of our corporate entity;
2.   Use of equipment and supplies, as necessary;
3.   Recruiting independent consultants;
4.   Establishing the founding membership and management team;
5.   Administrative efforts; and
6.   Organizing the business matters of our Company.

  On June 13, 2002, we issued 825,000 shares of our $0.001 par value common stock as founders' shares to Richard Vincent, an officer and director in exchange for the use of office space for a period of one year at a rate of $1,042 per month. The total amount of the shares is valued at $12,500 and during the period ended July 31, 2003 and December 31, 2002 there was $2,083 of rent expense.

  In August 2002, we received cash in the amount of $20,000 to cancel the entire balance in the subscriptions receivable account.

  We paid contract labor fees to Douglas Condie, an officer and director, for services valued at $7,000 and $2,250 for the six months ended July 31, 2003 and December 31, 2002, respectively.

Item 8.  Description of Securities

  Our  authorized  capital stock consists of 20,000,000  shares  of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2002, we had 4,309,500 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  Although we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Anti-Takeover Provisions

  Our charter and by-laws allow us to authorize and issue preferred or common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company.

  Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to STAT
Software, Inc. The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of our company. Our articles and by-laws do not contain similar provisions.

                              Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

Market Information

  There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144

  There are currently 3,300,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. All 3,300,000 shares are held by our affiliates, as that term is defined in Rule 144(a)(1). At the present time, the resale or transfer of the restricted shares of Common Stock are permissible in limited quantities pursuant to Rule 144(e)(1) with notification compliant with Rule 144(h).

  Our officers and directors, possessing approximately 76.58% of our voting common stock, control significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

  In general, under Rule 144 as amended, a person who has beneficially owned and held "restricted" securities for at least one year, including "affiliates," may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Holders

  As of the date of this prospectus, we have approximately 4,314,000 shares of $0.001 par value common stock issued and outstanding held by approximately 35 shareholders of record. Our Transfer Agent is 1st Global Stock Transfer, LLC, 7341 West Charleston, Suite 130, Las Vegas, Nevada 89107.

C.  Dividends

  We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Item 2.  Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under
Section 4(2)

  On June 13, 2002, we issued 1,320,000 shares of our $0.001 par value common stock as founders' shares to four individuals, all of whom were and are officers and directors, in exchange for subscriptions receivable. Each individual received 330,000 shares.

  Also on June 13, 2002, we issued 825,000 shares of our common stock to Richard Vincent and 330,000 shares to Douglas Condie, both of whom are our officers and directors, in exchange for consulting services rendered.

  Further on June 13, 2002, we issued 825,000 shares of our common stock to Michael Kelley, an officer and director, in exchange for the use of office space for a period of one year at a rate of $1,042 per month.

  We believe that the transactions delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

1. None of these issuances involved underwriters, underwriting discounts or commissions;
2.   Restrictive legends are placed on all certificates issued;
3. The distribution did not involve general solicitation or advertising; and
4. The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

Sales conducted under Regulation D

  In July, 2003, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 1,014,000 shares of common stock, par value, at a price of $0.05 per share to approximately 34 investors, of which 30 are unaffiliated shareholders of record and four are our officers or directors. The 30 non-affiliated shareholders hold 724,000 shares of our common stock. The four affiliated shareholders (Richard Vincent, Douglas Condie, Mary Anne Miller and Michael Kelley) hold 290,000 shares of common stock. The offering was sold for $50,700 in cash.

  This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in June 2003 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.

2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In July 2003, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,014,000 shares of our common stock to a total of 34 shareholders. Four of these purchasers are our officers and directors. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.
3. The aggregate offering price for the offering closed in July 2003 was $50,700, all of which was collected from the offering.

  This  offering  of shares was conducted through  an  underwriter,
NevWest    Securities   Corporation,   a   Nevada   NASD-registered
broker/dealer.

Item 5.  Indemnification of Directors and Officers

  Pursuant to the provisions of Nevada Revised Statutes 78.751, we shall indemnify our directors, officers and employees as follows:
Every director, officer, or employee of STAT Software, Inc. shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of STAT Software or is or was serving at the request of STAT Software as a director, officer, employee or agent of STAT Software, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of STAT Software. STAT Software shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of STAT Software as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

  The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages. We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

(a)  Audited Financial Statements as of July 31, 2003

                        Stat Software, Inc.
                   (A Development Stage Company)

                          Balance Sheets
                               as of
                July 31, 2003 and December 31, 2002

                                and

                     Statements of Operations,
               Changes in Stockholders' Equity, and
                            Cash Flows
                         for the period of
                 June 13, 2002 (Date of Inception)
                              through
                           July 31, 2003

                         TABLE OF CONTENTS




                                                           PAGE

Independent Auditor's Report                                1

Balance Sheets                                              2

Statement of Operations                                     3

Statement of Changes in Stockholders' Equity                4

Statement of Cash Flows                                     5

Footnotes                                                   6

                     Beckstead and Watts, LLP
Certified Public Accountants
                                                     3340 Wynn Road
                                                Las Vegas, NV 89102
                                                       702.257.1984
                                                 702.362.0540 (fax)

                   INDEPENDENT AUDITOR'S REPORT


Board of Directors
Stat Software, Inc.

We have audited the Balance Sheets of Stat Software, Inc. (the "Company") (A Development Stage Company), as of July 31, 2003 and December 31, 2002, and the related Statement of Operations, Stockholders' Equity, and Cash Flows for the six months ended July 31, 2003, the period June 13, 2002 (Date of Inception) to December 31, 2002, and for the period June 13, 2002 (Date of Inception) to July 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stat Software, Inc. (A Development Stage Company) as of July 31, 2003 and December 31, 2002, and the results of its operations and cash flows for the six months ended July 31, 2003, the period June 13, 2002 (Date of Inception) to December 31, 2002, and for the period June 13, 2002 (Date of Inception) to July 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP
-----------------------------
September 5, 2003





                               -20-  F1




                        Stat Software, Inc.
                   (A Development Stage Company)
                           Balance Sheet

                                                       July 31,   December 31,
                                                         2003         2002
                                                      ------------------------
Assets

Current assets:
  Cash                                                  $48,630      $10,214
                                                      ------------------------
    Total current assets                                 48,630       10,214
                                                      ------------------------

Fixed assets, net                                         2,273          847

                                                      ------------------------
                                                        $50,903      $11,061
                                                      ========================
Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                       $3,500           $-
                                                      ------------------------
    Total current liabilities                             3,500            -
                                                      ------------------------

                                                          3,500            -
                                                      ------------------------

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares
  authorized, no shares issued and outstanding                -            -
Common stock, $0.001 par value, 20,000,000 shares
  authorized, 4,309,500 and 3,300,000 shares issued and
  outstanding as of 7/31/03 and 12/31/02, respectively    4,310        3,300
Additional paid in capital                               96,391       46,700
Deferred compensation                                         -       (6,250)
(Deficit) accumulated during development stage          (53,297)     (32,689)
                                                      ------------------------
                                                         47,403       11,061
                                                      ------------------------

                                                        $50,903      $11,061
                                                      ========================




  The accompanying notes are an integral part of these financial statements.





                               -21-  F2





                        Stat Software, Inc.
                   (A Development Stage Company)
                      Statement of Operations

                                      Seven       June 13,        June 13,
                                      months        2002            2002
                                      ended     (Inception) to  (Inception) to
                                     July 31,     December 31,    July 31,
                                       2003         2002            2003
                                     -----------------------------------------

Revenue                              $13,500       $2,250         $15,750
                                     -----------------------------------------
Expenses:
General & administrative expenses      1,000        2,084           3,084
Depreciation expense                     253            -             253
Contract labor - related party        10,750        2,250          13,000
Contract labor                        12,750            -          12,750
Organizational and offering costs      3,105        6,855           9,960
Consulting - related party                 -       17,500          17,500
Rent - related party                   6,250        6,250          12,500
                                     -----------------------------------------
Total expenses                        34,108       34,939          69,047
                                     -----------------------------------------

Net (loss)                          $(20,608)    $(32,689)       $(53,297)
                                     =========================================
Weighted average number of
common shares outstanding - basic    3,590,469   3,300,000
& fully diluted                      =======================

Net (loss) per share - basic and      $(0.01)      $(0.01)
fully diluted                        =======================






  The accompanying notes are an integral part of these financial statements.








                               -22-  F3





                        Stat Software, Inc.
                   (A Development Stage Company)
           Statement of Changes in Stockholders' Equity


                                   Common Stock                                                 (Deficit)      Total
                               -------------------                                             Accumulated     Stockholders'
                                                                                                 During        Equity
                                                                                                               (Deficit)
                                                                                               Development
                                                                                                  Stage
                                Shares     Amount     Additional  Subscriptions   Deferred
                                                      Paid-in      Receivable     Compensation
                                                      Capital
                             ------------------------------------------------------------------------------------------------


June 2002
  Founder shares
  issued for subscriptions
  receivable and services     3,300,000    $3,300     $46,700     $(20,000)      $(12,500)         $-            $17,500

August 2002
  Cancellation of subscriptions
  receivable                                                        20,000                                        20,000

August 2002
  Deferred compensation adjustment                                                  6,250                          6,250

Net (loss)
  June 13, 2002 (inception) to
  to December 31, 2002                                                                           (32,689)        (32,689)
                             ------------------------------------------------------------------------------------------------
Balance, December 31, 2002    3,300,000     3,300      46,700         -            (6,250)       (32,689)         11,061

June 2003
  Shares issued pursuant to
  Reg. D, Rule 504            1,009,500     1,010      49,691                                                     50,700
  offering (net)

  Deferred compensation                                                             6,250                          6,250
  adjustment

Net (loss)
  Seven months ended                                                                             (20,608)        (20,608)
  July 31, 2003              ------------------------------------------------------------------------------------------------

Balance, July, 31, 2003       4,309,500    $4,310     $93,391        $-             $-          $(53,297)        $47,403
                             ================================================================================================







  The accompanying notes are an integral part of these financial statements.





                               -23-  F4





                        Stat Software, Inc.
                   (A Development Stage Company)
                      Statement of Cash Flows

                                     Seven     June 13,     June 13,
                                     months       2002        2002
                                     ended    (Inception)  (Inception)
                                                   to         to
                                    July 31,  December 31,   July 31,
                                      2003        2002        2003
                                  --------------------------------------
Cash flows from operating
activities
Net (loss)                         $(20,608)  $(32,689)   $(53,297)
  Depreciation                           253          -         253
  Shares issued for services               -     30,000      30,000
Adjustments to reconcile net
(loss) to
  net cash (used) by operating
activities:
    Increase in accounts               3,500          -       3,500
payable                           --------------------------------------
Net cash provided by operating      (16,855)    (2,689)    (19,544)
activities                        --------------------------------------

Cash flows from investing
activities
  Purchase of fixed assets           (1,679)      (847)     (2,526)
                                  --------------------------------------
Net cash (used) by investing         (1,679)      (847)     (2,526)
activities                        --------------------------------------

Cash flows from financing
activities
  Issuances of common stock           50,700     20,000      70,700
  (Increase) decrease in               6,250    (6,250)           -
deferred compensation             --------------------------------------
Net cash provided by financing        56,950     13,750      70,700
activities:                       --------------------------------------

Net increase in cash                  38,416     10,214      48,630
Cash - beginning                      10,214          -           -
                                  --------------------------------------
Cash - ending                        $48,630    $10,214     $48,630
                                  ======================================
Supplemental disclosures:
  Interest paid                           $-         $-          $-
                                  ======================================
  Income taxes paid                       $-         $-          $-
                                  ======================================

Non-cash transactions:
  Shares issued for services              $-    $30,000     $30,000
provided                          ======================================
  Number of shares issued for              -  1,980,000   1,980,000
services                          ======================================


  The accompanying notes are an integral part of these financial statements.





                               -24-  F5





                        Stat Software, Inc.
                   (A Development Stage Company)
                               Notes

Note 1 - History and organization of the company

The Company was organized June 13, 2002 (Date of Inception) under the laws of the State of Nevada, as Stat Software, Inc. The
Company has limited operations and in accordance with SFAS #7, the Company is considered a development stage company.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of July 31, 2003 and December 31, 2002.

Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at July 31, 2003 and December 31, 2002.

Revenue recognition
The Company recognizes revenue when services are rendered and invoiced and related costs of sales when incurred.

Advertising costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses in 2002 or 2003.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of July 31, 2003 and December 31, 2002.

Reporting on the costs of start-up activities
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.





                               -25-  F6





                        Stat Software, Inc.
                   (A Development Stage Company)
                               Notes

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2003 and December 31, 2002. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable on the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The  Company  has not yet adopted any policy regarding  payment  of
dividends.    No  dividends  have  been  paid  or  declared   since
inception.

Recent pronouncements
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31,





                               -26-  F7





                        Stat Software, Inc.
                   (A Development Stage Company)
                               Notes

2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company has adopted the provisions of FIN No. 46 during the first quarter of fiscal 2003.

Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Year end
The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $47,297 for the period from June 13, 2002 (inception) to July 31, 2003, and has limited revenue. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Note 4 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.




                               -27-  F8





                        Stat Software, Inc.
                   (A Development Stage Company)
                               Notes

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

             U.S federal statutory rate             (34.0%)
             Valuation reserve                       34.0%
                                                  ------------
                                 Total                  -%
                                                  ============

As of July 31, 2003, the Company has a net operating loss carry forward of approximately $47,297 for tax purposes, which will be available to offset future taxable income. If not used, this carry forward will expire in 2022.

Note 5 - Stockholder's equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On June 13, 2002, the Company issued 3,300,000 shares of its $0.001 par value common stock as founders' shares to several officers and directors in exchange for subscriptions receivable in the amount of $20,000 and services valued at $30,000.

In August 2002, the Company received cash in the amount of $20,000 to cancel the entire balance in the subscriptions receivable account.

During June 2003, the Company issued 1,009,500 shares of its $0.001 par value common stock for cash totaling $50,700 (net of offering costs of $2,650) pursuant to its Regulation D, Rule 504 of the Securities and Exchange Commission Act of 1933 (as amended), offering.

There have been no other issuances of common stock and/or preferred stock.

Note 6 - Related party transactions

On June 13, 2002, the Company issued 1,320,000 shares of its $0.001 par value common stock as founders' shares to several officers and directors in exchange for subscriptions receivable in the amount of $20,000.

On June 13, 2002, the Company issued 1,155,000 shares of its $0.001 par value common stock as founders' shares to two officers and directors in exchange for consulting services rendered in the amount of $17,500.

On June 13, 2002, the Company issued 825,000 shares of its $0.001 par value common stock as founders' shares to an officer and director in exchange for the use of his office space for a period of one year at a rate of $1,042 per month. The total amount of the shares is valued at $12,500 and during the period ended July 31, 2003 and December 31, 2002 there was $2,083 of rent expense.

In August 2002, the Company received cash in the amount of $20,000 to cancel the entire balance in the subscriptions receivable account.

The Company paid contract labor fees to a shareholder for services valued at $7,000 and $2,250 for the six months ended July 31, 2003 and December 31, 2002, respectively.




                               -28-  F9





                        Stat Software, Inc.
                   (A Development Stage Company)
                               Notes

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The
Company has not formulated a policy for the resolution of such conflicts.

Note 8 - Warrants and options

As of July 31, 2003 and December 31, 2002, there were no warrants or options outstanding to acquire any additional shares of common stock.































                               -29-  F10





                             Part III

Item 1.  Index to Exhibits



Exhibit      Name and/or Identification of Exhibit
Number
-------------------------------------------------------------------
  3    Articles of Incorporation & By-Laws
         a.  Articles of Incorporation of the Company filed June
             13, 2002.
         b.  By-Laws of the Company adopted June 13, 2001.

  23   Consent of Experts and Counsel
         Consents of independent public accountants





























                               -30-





                            SIGNATURES

Pursuant  to  the  requirements of Section  12  of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                       STAT SOFTWARE, INC.
                       -------------------
                          (Registrant)


By: /s/ Douglas P. Condie        October 21, 2003
   ------------------------      -----------------
Douglas P. Condie, President     Date





























                               -31-